UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 4, 2016 (November 1, 2016)

NEWSBEAT SOCIAL, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

45-5067623

(I.R.S. Employer Identification No.)

3123 NW Industrial Street

Portland, Oregon 97210

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (503) 954-1126

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Item 7. Departure of Certain Officers

On November 1, 2016, the employment contract between NewsBeat Social, Inc. (the “Company”) and Myron Landin, pursuant to which Mr. Landin served as the Company’s Chief Financial Officer, expired, and Mr. Landin’s employment with the Company ceased. Prior to that date, on October 10 2016, the Company hired Brad Anderson to fill the new position of Controller. As of November 2, 2016, Stanley W. Fields, the Company’s Chief Executive Officer, became the Company’s principal financial officer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWSBEAT SOCIAL, INC.

Date: November 4, 2016	By:	/s/ Stanley W. Fields
Stanley W. Fields
Chief Executive Officer